City of Buenos Aires, May 12, 2025

PROSPECTUS FOR THE MERGER BY ABSORPTION

OF CENTRAL PUERTO S.A. AND CP RENOVABLES S.A.

This prospectus (the "Merger Prospectus") describes the terms and conditions of the merger by absorption (the "Merger") by Central Puerto S.A. (the "Company", "CEPU" or the "Absorbing Company") of all the assets and liabilities of CP Renovables S.A. ("CPR" or the "Absorbed Company”, and together with CEPU the "Merging Companies" or the "Merging Parties"), all in accordance with the provisions of Section 82 and related ones of the Business Entities Act No. 19550 as amended ("LGS") and Sections 80 and subsequent ones of the Income Tax Law No. 20628 as amended ("LIG") and regulatory and complementary rules (Decree 862/201, as amended). The Merger Prospectus has been prepared in accordance with the provisions of Chapter X of Title II of the regulations of the Argentine Securities Commission ("CNV"), approved by resolution No. 622/2013 (restated text 2013) ("Regulations"), LGS and other applicable regulations ("Regulatory Framework").

The terms and conditions of the Merger were agreed by the representatives of the Merging Companies through the signing of the corresponding Previous Merger Commitment (the "Previous Merger Commitment"), which was signed on March 31, 2025, which is pending approval from the respective Shareholders' Special Meetings. The content of the Previous Merger Commitment, not yet approved by the Shareholders’ Meetings of the Merging Companies, is attached hereto as Exhibit I. The relevant CEPU and CPR Individual Merger Balance Sheets as of December 31, 2024 ("Individual Merger Balance Sheets"), as CPR prepared a Special Balance Sheet as of that date, and CEPU used its annual financial statements (published on the Financial Information Highway [AIF] under number #3330355) for that purpose, which are attached as Exhibit II, and the Special Consolidated Balance Sheet of the merger of the equity of CEPU and CPR as of December 31, 2024 ("Special Consolidated Merger Balance Sheet", which will be published in the AIF in due course, together with the publication of this prospectus), which is attached as Exhibit III, were approved by the respective Boards of Directors of the Merging Companies on March 31, 2025.

The Previous Merger Commitment establishes, among other provisions, that the Merger will be effective, for all accounting and tax purposes: (i) at 0:00 a.m. on the date that corresponds to the first day of the first calendar month that begins after the date on which the CNV issues the last of the resolutions granting administrative approval to the Merger, in the event that this condition occurs at the latest until the 15th day of said month, inclusively; or (ii) at 0:00 a.m. on the first calendar day of the second month following the CNV's administrative approval of the Merger, in the event that the condition indicated in (i) above (the "Merger Effective Date") is not met.

Given that CEPU directly owns 100% of the shares issued by CPR, it is not necessary to establish a share swap ratio, since all of CPR's shares will be cancelled without the need to issue new CEPU shares.

On the other hand, it will not be necessary to introduce changes to CEPU's Bylaws, since CEPU's corporate purpose coincides with the activities of the Absorbed Company.

The corresponding Shareholders' Special Meetings of the Merging Companies will be held on May 22, 2025 to consider, among others, the Merger and the corresponding Previous Merger Commitment, the Individual Merger Balance Sheets and the Special Consolidated Merger Balance Sheet, and the dissolution without liquidation of CPR. CEPU will continue under the CNV issuing company regime.

The publication of this Merger Prospectus was authorized by the CNV on May 12th, 2025. Publications shall not be made in newspapers with a large circulation nationwide under the terms of Article 5, Section I, Chapter X, Title II of the CNV regulations.

A.       SUMMARY

The following is a summary of the main characteristics of the Merger that was approved by the respective Boards of Directors of CEPU and CPR. These characteristics of the Merger are set forth in the Previous Merger Commitment, as well as in the corresponding accounting documentation. As such, this summary is conditional in its entirety on the more detailed information included in other sections of this Merger Prospectus and the Merger is subject to approval by the respective Shareholders' Meetings of the Merging Companies.

MAIN CHARACTERISTICS OF THE MERGER

Type of reorganization	Merger by absorption
Absorbing Company	CEPU
Absorbed Companies	CPR, which will be dissolved without liquidation, to incorporate all of its assets into CEPU
Date of the Previous Merger Commitment	March 31, 2025
Cut-off date for the Individual Merger Balance Sheets	December 12, 2024
Cut-off date of the Special Consolidated Merger Balance Sheet	December 12, 2024
Date of the CEPU and CPR Board of Directors' Meetings, at which the Previous Merger Commitment, the Merger Prospectus and the respective Special Merger Balance Sheets and the Consolidated Merger Balance Sheet are approved	March 31, 2025
Merger Prospectus Date	March 31, 2025

Effective Reorganization Date	The Merger will become effective: (i) at 0:00 a.m. on the date corresponding to the first day of the first calendar month that begins after the date on which the CNV issues the last of the resolutions granting administrative approval to the Merger, in the event that such condition occurs no later than the 15th day of said month, inclusively; or (ii) at 0:00 a.m. on the first calendar day of the second month following the CNV's administrative approval of the Merger, in the event that the condition indicated in (i) above is not met.
Regulatory basis of the reorganization	The Merger will be carried out in accordance with the provisions of Section 82 and subsequent sections of LGS and within the framework for reorganizations established by Section 80 and subsequent sections of LIG and other related regulations.
Reasons for the Merger

The Merger described in this Merger Prospectus is based on the following reasons: the administrative and management relationship derived from the corporate control that the Absorbing Company exercises over the Absorbed Company, which results in the convenience of unifying the assets and management, with the consequent elimination of multiplied tasks and structures and the cost overruns derived from different legal entities, different boards of directors and the need to carry out audits and prepare financial statements on the Absorbed Company; all of which results in savings that benefit the economic group.

Swap ratio

Since CEPU owns 100% of CPR's shares, CEPU's equity will not be increased by the Merger, so it is not necessary for CEPU to increase its share capital by issuing new shares.

Consequently, the Merging Parties establish that it is not necessary to establish a share swap ratio either, since all CPR shares will be cancelled without the need to issue new CEPU shares.

Appraisal right

In relation to CEPU, it is stated that, because it is a company that makes a public offering of its shares, the exercise of the appraisal right does not apply, pursuant to Section 245 of LGS.

With regard to CPR, it is stated that, since the Merger will be considered by the sole shareholder of the company, and the resolution would be adopted unanimously, the appraisal right is not applicable.

Limitations established in the administration of the Merging Companies and guarantees	Not applicable
Issuer regime before the CNV

CEPU is authorized as an issuer by CNV under the CNV's public offering of shares and public offer of corporate bonds. The adherence to the public offer regime of CEPU's shares was authorized by Resolution No. 10211 of CNV, dated September 9, 1993. The creation of the corporate bonds program and the public offering of the corporate bonds were authorized by Resolution No. 20847 of CNV, dated October 29, 2020.

Consequently, since CEPU is subject to the supervision of CNV, the provisions of Title II of the Regulations, regarding issuing companies, are applicable to it.

For its part, CPR does not have the character of an issuer in the terms indicated above.

B. REASONS FOR THE MERGER

CEPU and CPR agree that the main reason for the Merger is the administrative and management relationship derived from the corporate control that the Absorbing Company exercises over the Absorbed Company, which results in the convenience of unifying the assets and management, with the consequent elimination of multiplied tasks and structures and the cost overruns derived from different legal entities, different boards of directors and the need to carry out audits and prepare financial statements on the Absorbed Company; all of which results in savings that benefit the economic group.

C. MERGER PROPOSAL

By signing the Previous Merger Commitment, the Merging Companies have resolved to carry out the Merger by virtue of which CEPU, in its capacity as Absorbing Company, will completely absorb CPR, which will be dissolved without liquidation.

Effects of the Merger

As a result of the Merger, the following effects will occur:

1.	Transfer of assets. Basis of the reorganization.

The entire assets of CPR will be transferred to the Absorbing Company, effective from the Merger Effective Date, thereby incorporating all its rights and obligations, assets and liabilities into CEPU's assets, all subject to the corporate approvals required under the applicable regulations and the registration of the Merger and the dissolution without liquidation of the Absorbed Company in the corresponding Public Registry.

In this regard, it is hereby stated that the only registrable assets that are transferred from the Absorbing Company to the Absorbed Company as a result of the Merger are the following shareholdings: (i) 35,031,598 of the 54,630,956,735 shares of Vientos La Genoveva II S.A.; (ii) 6,878,716,650 of the 6,878,716,650 shares of CP Achiras S.A.U.; (iii) 20,806,600,673 of the 20,806,600,673 shares of CP La Castellana S.A.U.; (iv) 21,641,510,725 of the 26,238,091,423 shares of CP Cordillera Solar S.A.; and (v) 624,999 of the 625,000 shares of CP Servicios Renovables S.A. No other registrable assets are transferred to those referred to herein.

The assets and liabilities of the Absorbed Company will be incorporated into the equity of the Absorbing Company at their value registered at the Merger Effective Date. Such incorporation shall include, among others, those rights and obligations that, for any reason, have not been considered in the respective Individual Merger Balance Sheets, among which must be computed those rights and obligations arising or known after the closing date of the aforementioned Individual Merger Balance Sheets, as a result of events or activities prior to that closing date.

The Merger will be carried out under the assumption of tax neutrality in accordance with the provisions of the Regulatory Framework, which is why this operation implies the transfer of all tax rights, credits and benefits as well as all tax obligations corresponding to the assets of the companies that are reorganized, and it is excluded from the payment of income tax as well as from other national, provincial or municipal taxes which provide for exemption and other tax relief measures applicable to reorganizations. In this sense, the presentation established by the applicable rules of ARCA will be made in due course.

2.	Dissolution of CPR

CPR will be dissolved without liquidation in accordance with the provisions of Section 94 paragraph 7 of the LGS, therefore canceling the shares representing its share capital.

3.	Swap ratio and modifications in CEPU's share capital

Given that CEPU directly owns 100% of the shares issued by CPR, it is not necessary to establish a share swap ratio, since all of CPR's shares will be cancelled without the need to issue new CEPU shares.

On the other hand, it will not be necessary to introduce modifications to CEPU's Bylaws, since CEPU's corporate purpose coincides with the activities of the Absorbed Company.

4.	Merger Effective Date

The Merger will become effective: (i) at 0:00 a.m. on the date corresponding to the first day of the first calendar month that begins after the date on which CNV issues the last of the resolutions granting administrative approval to the Merger, in the event that such condition occurs no later than the 15th day of said month, inclusively; or (ii) at 0:00 a.m. on the first calendar day of the second month following the CNV's administrative approval of the Merger, in the event that the condition indicated in (i) above is not met. The Merger Effective Date will be the moment in which all assets, liabilities, net worth, registrable and non-registrable real and movable property, trademarks and patents, credits and debts, rights and obligations that CPR possesses will be considered incorporated into CEPU's equity, without reservation or limitation of any kind.

In accordance with the provisions of Sections 82 and related of LGS, CEPU will acquire ownership of the rights and obligations of CPR, producing the total transfer of its equity, when the corresponding definitive merger agreement is registered in the corresponding Public Registry.

The Merging Parties authorize their Boards of Directors to advance or postpone the Merger Effective Date by mutual agreement.

5.	Administrative compliance

The publication of this Merger Prospectus was authorized by the CNV on May 12th, 2025. In the event that the Merger is approved by the corresponding Meetings of the Merging Companies, the remaining required documentation will be submitted to the CNV.

6.	Shareholders' Meetings of CEPU and CPR

The respective Shareholders' Special Meetings of the Merging Companies will be held on May 22, 2025. On that occasion, the Merger, among other issues, will be considered as well as the dissolution without liquidation of CPR, in accordance with the provisions of Section 94 paragraph 7 of LGS, and the documentation related to the Merger and the dissolution without liquidation of the Absorbed Company.

After the aforementioned Shareholders' Meetings have been held, the Merging Companies shall publish a notice of merger, for 3 (three) days, in accordance with the provisions of Section 83, paragraph 3 of LGS. Such notice shall include, among other information, the value of the assets and liabilities to be transferred, the date of the Previous Merger Commitment and dates of the corporate resolutions approving it. The creditors of the Merging Companies will have 15 (fifteen) calendar days from the date of the last publication of the merger notice to file their objections. Creditors who have the right to oppose in accordance with the applicable regulations and who file objections to the Merger without having been satisfied or duly guaranteed, will have an additional 20 (twenty) calendar days from the expiration of the 15-day period referred to above in order to obtain any precautionary measure.

Once the aforementioned legal terms have expired, the representatives of the Merging Companies will execute the Final Merger Agreement before a Civil-law Notary Public and will proceed to present it to CNV and the corresponding control entities in order to obtain approval and subsequent registration of the Merger. For its part, and since CPR is not under the supervision of CNV, the dissolution without liquidation of CPR will be filed only with the Public Registry.

7.	Taxation

This reorganization will be completed within the framework of the provisions of Section 80 of LIG for tax-free intra-group corporate reorganizations.

8.	Schedule of the Merger

The following timeline sets out the main milestones and estimated dates for completing the Merger:

Estimated Date	Task / Event
March 31, 2025	Call of the Merging Companies to the Shareholders' Special Meetings to consider the Merger

May 22, 2025	Holding of the Shareholders' Special Meetings that will consider the Merger
May 26, 2025 to May 28, 2025	Publication of the notice included in Section 83 paragraph 3 of LGS in the gazette of legal publications of the jurisdiction of each of the Merging Companies and in a newspaper of large circulation nationwide
June 13, 2025	End of the creditor opposition period (if there has been no opposition) and signing of the final merger agreement
July 3, 2025	End of the period of opposition by creditors (if there has been opposition) and signing of the Final Merger Agreement
Depending on whether there is opposition, July 2, 2025 – July 30, 2025	Filing of the Final Merger Agreement with the CNV in accordance with Section 9 of Chapter X of Title II of the Rules
Once the Merger by CNV has been approved	Subsequent transfer to the corresponding Public Registry for registration
15 days from the date of submission	Registration of the Merger and the dissolution of the Absorbed Company in the corresponding Public Registry.

D. SUMMARY OF THE ACCOUNTING INFORMATION OF THE MERGING COMPANIES AND THE MERGER

The following is a summary of the Individual Merger Balance Sheets as of December 31, 2024 and the Special Consolidated Merger Balance Sheet as of the same date, on the basis of which the Merger is made. This section should be read together with the full versions of such Individual Merger Balance Sheets and the Special Consolidated Merger Balance Sheet attached to this Prospectus

CEPU's Individual Balance Sheet as of December 31, 2024

Assets	ARS 000
Non-current assets Property, Plant & Equipment	806,981,507
Intangible assets	12,743,410
Investment in associates	109,977,766
Investment in subsidiaries	835,552,120
Inventories	4,278,852
Other non-financial assets	605,581
Trade receivables and other receivables	132,170,583
Other financial assets	1,206,697

1,903,516,516
Current assets Inventories	11,982,426
Other non-financial assets	22,529,532
Trade receivables and other receivables	164,186,930
Other financial assets	28,677,703
Cash and short-term placements	738,379
228,114,970
Total assets	2,131,631,486
Equity and liabilities Capital	1,514,022
Capital adjustment	539,501,105
Statutory reserve	105,971,780
Optional reserve	754,128,446
Other Equity Accounts	(40,877,853)
Optional reserve for future distribution of dividends	388,902,616
Retained earnings	50,910,558
Equity	1,800,050,674
Non-current liabilities Trade payables and other accounts payable	674,904
Other non-financial liabilities	23,857,618
Interest-accruing debts and loans	68,752,765
Employee compensation and benefits liabilities	4,419,416
Deferred tax liability	35,548,339
133,253,042
Current liabilities Trade payables and other accounts payable	77,034,279
Other non-financial liabilities	22,989,908
Interest-accruing debts and loans	57,153,742
Employee compensation and benefits liabilities	21,088,381
Income tax payable	20,054,819
Provisions	6,641
198,327,770
Total liabilities	331,580,812
Total equity and liabilities	2,131,631,486

CPR's Special Balance Sheet as of December 31, 2024

ARS 000
Assets
Non-current assets
Investment in subsidiaries	163,473,210
Other financial assets	193,466
Deferred-tax asset	314,383
163,981,059

Current assets
Other non-financial assets	48,180
Other financial assets	34,338,799

Cash and short-term placements	38,118
34,425,097
Total assets	198,406,156

Equity and liabilities
Capital	49,120,101
Capital adjustment	57,755,301
Share premium	3,026,113
Statutory reserve	4,816,548
Optional reserve	61,270,971
Retained earnings	2,553,201
Equity	178,542,235

Current liabilities
Trade payables and other accounts payable	14,011,014
Other non-financial liabilities	3,950
Interest-accruing debts and loans	5,848,957
19,863,921
Total liabilities	19,863,921
Total equity and liabilities	198,406,156

Special Consolidated Merger Balance Sheet as of December 31, 2024

	CEPU (before the merger)	CPR (before the merger)	Proforma adjustments (Note 1)	Proforma adjustments (Note 2)	Adjustments and deletions	CEPU (after the merger)
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
Non-current assets
Property, plant and Equipment	806,981,507	-	-	-	-	806,981,507
Intangible assets	12,743,410	-	-	-	-	12,743,410
Investment in associates	109,977,766		-	-	-	109.977.766
Investment in subsidiaries	835.552.120	163,473,210	-	-	(152,773,137)	846,252,193
Inventories	4,278,852	-	-	-	-	4,278,852
Other non-financial assets	605,581	-	-	-	-	605,581
Trade receivables and other receivables	132,170,583	-	-	-	-	132,170,583
Other financial assets	1,206,697	193,466	-	-	(193,466)	1.206.697
Deferred-tax asset		314,383	-	-	(314,383)	-
	1,903,516,516	163,981,059	-	-	(153,280,986)	1,914,216,589

Current assets
Inventories	11,982,426	-	-	-	-	11,982,426
Other non-financial assets	22,529,532	48,180	-	-	-	22,577,712
Trade receivables and other receivables	164,186,930	-	-	4,596,581	(18,604,297)	150,179,214
Other financial assets	28,677,703	34,338,799	(37,854,675)	8,900,000	(8,900,000)	25,161,827
Cash and short-term placements	738,379	38,118	-	-	-	776,497
	228,114,970	34,425,097	(37,854,675)	13,496,581	(27,504,297)	210,677,676
Total assets	2,131,631,486	198,406,156	(37,854,675)	13,496,581	(180,785,283)	2,124,894,265

Equity and liabilities
Share capital	1,514,022	49,120,101	27,241,465	27,565,377	(103,926,943)	1,514,022
Capital adjustment	539,501,105	57,755,301	(39,123,247)	-	(18,632,054)	539,501,105
Share premium	-	3,026,113	(336,374)	-	(2,689,739)	-
Statutory reserve	105,971,780	4,816,548	-	-	(4,816,548)	105,971,780
Optional reserve	754,128,446	61,270,971	(21,782,131)	-	(39,488,840)	754,128,446
Other equity Accounts	(40,877,853)	-	-	-	(12,279,043)	(53,156,896)
Optional reserve for future payment of dividends	388,902,616	-	-	-	-	388,902,616
Retained earnings	50,910,558	2,553,201	(3,854,388)	-	1,362,267	50,971,638
Total Equity	1,800,050,674	178,542,235	(37,854,675)	27,565,377	(180,470,900)	1,787,832,711

Non-current liabilities
Trade payables and other accounts payable	674,904	-	-	-	-	674,904
Other non-financial liabilities	23,857,618	-	-	-	-	23,857,618
Interest-accruing debts and loans	68,752,765	-	-	-	-	68,752,765
Liabilities from compensation and benefits for employees	4,419,416	-	-	-	-	4,419,416
Deferred-tax liability	35,548,339	-	-	-	(314,383)	35,233,956
	133,253,042	-	-	-	(314,383)	132,938,659
Current liabilities
Trade payables and other accounts payable	77,034,279	14,011,014	-	(14,068,796)	-	76,976,497
Other non-financial liabilities	22,989,908	3,950	-	-	-	22,993,858
Interest-accruing debts and loans	57,153,742	5,848,957	-	-	-	63,002,699
Liabilities from compensation and benefits for employees	21,088,381	-	-	-	-	21,088,381
Income tax payable	20,054,819	-	-	-	-	20,054,819
Provisions	6,641	-	-	-	-	6,641
	198,327,770	19,863,921	-	(14,068,796)	-	204,122,895
Total liabilities	331,580,812	19,863,921	-	(14,068,796)	(314,383)	337,061,554
Total equity and liabilities	2,131,631,486	198,406,156	(37,854,675)	13,496,581	(180,785,283)	2,124,894,265

Pro-forma adjustments to the Consolidated Merger Balance Sheet:

Note 1: The pro-forma adjustment corresponds to the equity transaction described in the first paragraph of section G - OTHER RELEVANT INFORMATION - CPR of this prospectus.

Note 2: The pro-forma adjustment corresponds to the equity transaction described in the second paragraph of section G - OTHER RELEVANT INFORMATION - CPR of this prospectus.

E. COMPANIES INVOLVED IN THE MERGER

This section contains a summary of the main information of CEPU and CPR, referring to their registration information, share capital, current formation of their administrative and supervisory bodies, and their main activities.

1.	CEPU

CEPU is a company incorporated and governed by the laws of the Argentine Republic. It was created by Executive-Decree No. 1222/92 on February 26, 1992, within the framework of the privatization process of Electric Services of Greater Buenos Aires (SEGBA), and registered in the Public Registry of Commerce in charge of the Business Entities Registry for the City of Buenos Aires (IGJ) on March 13, 1992 under No. 1855 of Book 110, Volume A of Corporations. CEPU has its legal domicile in the City of Buenos Aires and its registered office at Av. Tomás A. Edison 2701 in the same city.

CEPU is a company whose main activity is the generation of electrical energy. In the electrical energy generation business as of December 31, 2024, CEPU has an installed capacity of 6,703 MW.

Currently, CEPU's share capital amounts to $1,514,022,256, represented by 1,514,022,256 common and book-entry shares, with a face value of $1 and carrying one vote each. CEPU's share capital shall not be modified as a result of the Merger.

As of this date, there is no control group in CEPU.

In accordance with the Bylaws, the management of CEPU will be in charge of a Board of Directors formed by 9 (nine) directors and an equal or lesser number of deputy members. The Directors take office for 3 (three) fiscal years, their duties being valid until the election of their replacements, and renewed by thirds. Currently, CEPU's Board of Directors, as approved at the Shareholders' Meeting held on April 30, 2025 and the Board of Directors' Meeting held on May 9, 2025, is formed as follows:

-	Chairman: Osvaldo Arturo Reca; Vice Chaiman: Miguel Dodero; Directors: José Luis Morea, Tomás José White, Marcelo Atilio Suvá, Jorge Eduardo Villegas, Martina Blanco, Diego Petracchi and Martín Lhez; Deputy Directors: Jose Manuel Ortiz, Adrián Gustavo Salvatore, Martín Orozco, Mario Elizalde, José Manuel Pazos, Alejo Villegas, Ramón Nazareno Ulloa and Fernando Bonnet.

For its part, CEPU’s Statutory Audit Committee is formed by 3 (three) members and 3 (three) deputy members, who take office for 1 (one) fiscal year. As required by current regulations, the members of the Supervisory Committee must be lawyers or accountants holding a valid professional license. The Statutory Audit Committee, as approved at the Shareholders' Meeting held on April 30, 2025, is formed as follows:

-	Statutory Auditors: Carlos César Adolfo Halladjian, Eduardo Antonio Erosa and Juan Antonio Nicholson. Deputy Statutory Auditors: Carlos Adolfo Zlotnitzki, Cristina Margarita De Giorgio, Lucas Nicholson.

Likewise, the Supervisory Committee is formed by 3 (three) members and 2 (two) deputy members. The formation of the Supervisory Committee is as follows:

-	Members: José Luis Morea, Tomás José White (financial expert) and Jorge Eduardo Villegas; Deputy members: José Manuel Ortiz and Mario Elizalde.

The external auditors appointed at the Shareholders' Meeting held on April 30, 2025 for the fiscal year to be ended on December 31, 2025, are the following:

-	Members: Pablo Gabriel Decundo; Alternate: Diego Hernán Christensen.

Finally, it is reported that by virtue of what was approved at the Shareholders’ Meeting held on April 30, 2025 and the Board of Directors’ Meeting held on May 9, 2025, the Company will make the corresponding filings for the purpose of registering the designated authorities at said Meeting.

Likewise, it is put on record that the Board of Directors of CEPU has proposed an amendment to Section 4 of the Bylaws on the corporate purpose, the text of which has been submitted for the consideration of CNV and is being processed before said entity under File No. 124/2025, “Central Puerto S.A. on Registration of Amendment to Section 4 of the Bylaws (Meeting May 22, 2025)”. However, such amendment has not been submitted for the consideration of CEPU's shareholders, but will be discussed at the Special Meeting to be held on May 22, 2025.

2.	CPR

CPR is a company incorporated and governed by the laws of the Argentine Republic, registered in the Public Registry in charge of IGJ on April 1, 2016 under number 4753 of Book 78 of Corporations, whose main activity is the production, transformation, transportation, distribution and commercialization of electrical energy in all its forms.

The share capital of CPR amounts to $103,926,942748, represented by 88,555,884,069 common, registered, non-endorsable shares, class “A”, with a face value of $1, carrying five votes each; and 15,371,058,679 common, registered, non-endorsable shares, class “B” shares, with a face value of $1, carrying five votes each.

It is clarified that as of December 31, 2024, CPR's share capital amounted to $49,120,100,917. However, on January 7, 2025, the Special Meeting of CPR decided (i) to increase the share capital by $39,123,246,810, i.e., from $49,120,100,917 to $88,243,347,727 through the capitalization of the capital adjustment account; and (ii) to approve the voluntary reduction of its share capital by $11,881,781,610, i.e., from $88,243,347,727 to $76,361,566,117.

Likewise, on January 9, 2025, the Special Meeting of CPR decided on: (i) the increase of the share capital through the capitalization of a loan by $14,068,795,932; (ii) the increase of the share capital through the capitalization of a loan by US$4,434,713.65 ($4,596,580,698.225 according to the applicable exchange rate); and (iii) the capital increase through a contribution in kind of $8,900,000,000. In total, the decisions adopted by the aforementioned Meeting raised the share capital from $76,361,566,117 to $103,926,942,748, this being the share capital to this date.

As of the date hereof, CEPU is the parent of CPR, with a 100% shareholding.

In accordance with CPR's Bylaws, its Board of Directors will be formed by 3 (three) directors, who are elected for the term of 1 (one) fiscal year. It also establishes that the Meeting may appoint deputies in the same or lesser number, to correct the absence of the directors for any reason, establishing the order of their incorporation. Currently, CPR’s Board of Directors is formed as follows:

-	Chairman: Adrián Gustavo Salvatore; Vice Chairman: Leonardo Katz; Director: Gabriel Omar Ures; Deputy Directors: José María Saldungaray and José Manuel Pazos.

For its part, CPR’s Statutory Audit Committee is formed by 3 (three) members and 3 (three) deputy members, whose terms in office will be for 1 (one) fiscal year, notwithstanding their reelection. Currently, CPR’s Statutory Audit Committee is formed as follows: Statutory Auditors: Carlos César Adolfo Halladjian, Carlos Adolfo Zlotnitzki and Mariano Luchetti. Deputy Statutory Auditors: Estanislao Olmos, Exequiel Buenaventura and José Bazán.

Finally, it is reported that as of this date, CPR has the following procedures pending registration with the IGJ: (1) Capital increase and amendment to the Bylaws, approved by the Shareholders' Meeting held on November 15, 2023; in process before IGJ under No. 9769840; (2) voluntary increase and reduction of capital and amendment to the Bylaws, approved by the Shareholders' Meeting held on December 1, 2023; in process before IGJ under No. 9801780; (3) capital increase and amendment to the Bylaws, approved by the Shareholders' Meeting held on December 11, 2024; in process before IGJ under No. 9817113; (4) voluntary reduction and amendment to the Bylaws, approved by the Shareholders' Meeting on January 7, 2025. It is pending registration with IGJ under No. 9837296; and (5) capital increase and amendment to the Bylaws, approved by the Shareholders' Meeting held on January 9, 2025. It is pending presentation before IGJ. It is reported that all the amendments to the Bylaws pending registration correspond only to increases in share capital and the amendment to the section on capital, without any other amendment being pending registration.

F. SHAREHOLDERS' MEETINGS

The Board of Directors of the Merging Companies, in their meetings held on March 31, 2025, decided to submit to the shareholders’ consideration at the meetings described below the approval of the terms and conditions of the Previous Merger Commitment, including the documentation attached to that Previous Merger Commitment.

After the shareholders’ meetings are held, each one of the Companies shall issue a split-off merger notice for 3 (three) days, in accordance with the provisions of Section 83, Subsection 3 of the LGS.

CEPU

Special Shareholders’ Meeting of CEPU

Time and Place of the Meeting

The first call to the Special Shareholders’ Meeting of CEPU, which will consider, among other matters, both the Merger and this Prospectus, shall be held virtually on May 22, 2025 at 2:00 PM.

Quorum and majorities

The Merger shall be approved by the qualified majority to transact the special cases listed in Section 244, last paragraph of LGS.

The quorum for holding the Shareholders’ Meeting as a special meeting for the approval of the Merger shall be 60% of the shares carrying voting rights on first call, and 30% on second call.

Agenda

1.	Appointment of two shareholders to sign the minutes of the Shareholders’ Meeting
2.	Amendment of Article 4 of the Bylaws regarding the corporate purpose.

3.	Considering the following documents on the merger by absorption with CP Renovables S.A. (“CPR”), the Company being the absorbing company (the “Merger”), all in compliance with the provisions of Section 82 and related ones of the Business Entities Act No. 19550 as amended: (i) (a) The Individual Merger Financial Statements of CEPU; and (b) the Special Consolidated Merger Balance Sheet of the Company with CPR, both closed on December 31, 2024, and the reports on them made by the Statutory Audit Committee and the independent auditor; (ii) the Previous Merger Commitment; and (iii) the Merger Prospectus and other related documents.
4.	Authorization to enter into the Final Merger Agreement in the name and on behalf of the Company.
5.	Considering the following documents on the split-off of the Company’s gas business and its merger with ECOGAS INVERSIONES S.A. (“ECOGAS”) whereas the latter is the absorbing company (the “Split-off-Merger”), all in compliance with the provisions of Sections 83, 88 and related ones of the Business Entities Act No. 19550 as amended: (i) (a) The Individual Financial Statements of CEPU; (b) the Special Split-off Balance Sheet of CEPU; and (c) the Special Consolidated Split-off-Merger Balance Sheet of the Company with ECOGAS, all closed on December 31, 2024, and the reports on them made by the Statutory Audit Committee and the independent auditor; (ii) the Previous Merger Commitment; and (iii) the Merger Prospectus and other related documents. Considering the swap ratio of shares.
6.	Authorization to enter into the Final Split-off-Merger Agreement in the name and on behalf of the Company.
7.	Granting of authorizations.

CPR

Special Shareholders’ Meeting of CPR

Time and Place of the Meeting

The first call to the Special Shareholders’ Meeting of CPR, which will consider, among other matters, both the Merger and this Prospectus, shall be held virtually on May 22, 2025 at 2:00 PM.

Quorum and majorities

The Merger shall be approved by the qualified majority to transact the special cases listed in Section 244, last paragraph of LGS.

The quorum for holding the Shareholders’ Meeting as a special meeting for the approval of the Merger shall be 60% of the shares carrying voting rights on first call, and 30% on second call.

Agenda

1.	Appointment of shareholders to sign the minutes of the Shareholders’ Meeting
2.	Considering the following documents on the merger by absorption with Central Puerto S.A. (“CEPU”), CEPU being the absorbing company (the “Merger”), all in compliance with the provisions of Section 82 and related ones of the Business Entities Act No. 19550 as amended: (i) (a) The Special Merger Balance Sheet of CPR; and (b) the Special Consolidated Merger Balance Sheet of the Company with CEPU, both closed on December 31, 2024, and the reports on them made by the Statutory Audit Committee and the independent auditor; (ii) the Previous Merger Commitment and other related documents.

3.	Authorization to enter into the Final Merger Agreement in the name and on behalf of the Company.
4.	Consideration of the early dissolution without liquidation of the Company as a consequence of the Merger by absorption of the Company.
5.	Granting of authorizations.

G. OTHER RELEVANT INFORMATION

Information on recent corporate decisions of the Companies.

CEPU

On March 31, 2025, CEPU acquired 1 (one) share of CPR with a face value of $1, carrying 5 (five) votes that was owned by Vientos La Genoveva II S.A., thus making CEPU the sole shareholder of CPR, holder of 100% of the share capital and votes of CPR.

CPR

On January 7, 2025, CPR's Shareholders' Meeting approved the capitalization of the capital adjustment account for 39,123,247 and the redemption of all the shares owned by the minority shareholders, with the exception of one share held by Vientos La Genoveva II S.A.U., under the terms of Section 220, Subsection 1 of the Business Entities Act ("LGS"), and thus voluntarily reducing the share capital by 11,881,782 under the terms of Section 203 of LGS. Thus, as of that date, the percentage of interest of the parent company Central Puerto S.A. amounts to 100%, minus the share held by Vientos La Genoveva II S.A.U. mentioned above. Likewise, as a result of the redemption of shares, the Share Premium account was reduced proportionally by 336,374, the balance of the Optional Reserve was released by 21,782,131 and the Retained earnings account was reduced through the distribution of an early dividend of 3,854,388.

On January 9, 2025, the Company's Shareholders' Meeting decided to increase share capital by 27,565,377, through the issuance of 27,565,376,631 registered, non-endorsable shares, with a face value of $ 1, carrying 5 (five) votes each. This 14,068,796 capital increase was paid-in through the capitalization of the credit that CEPU held against CPR, 4,596,581 through the contribution of a loan with the related company CP Cordillera S.A., and 8,900,000 through a contribution in kind of public securities.

On March 31, 2025, CEPU acquired 1 (one) share of CPR with a face value of $1 and carrying 5 (five) votes that was owned by Vientos La Genoveva II S.A., thus making CEPU the sole shareholder of CPR, holder of 100% of the share capital and votes of CPR.

CEPU

Central Puerto S.A.

Tomás A. Edison 2701, City of Buenos Aires

Argentina

CPR

CP Renovables S.A.

Tomás A. Edison 2701, City of Buenos Aires

Argentina

External Auditor

Pistrelli, Henry Martin & Asociados S.A.

City of Buenos Aires

Argentina

Legal Advisor for CEPU and CPR

Bruchou & Funes de Rioja

Ingeniero Enrique Butty 275, 12th floor,

City of Buenos Aires

Argentina

__________________________

Leonardo Marinaro

Head of Market Relations of Central Puerto S.A.

[_EXHIBITS_]